UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month

March 2004

Commission File Number

0-26636

ASIA PACIFIC RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               [  ]        No       [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release March 25, 2004

DESCRIPTION:

      New Chairman appointed for Thailand subsidiary Asia Pacific Resources Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 ASIA PACIFIC RESOURCES LTD.

(Registrant)

Date  March 29, 2004

By:                               “Doris Meyer”

                                                                                                                                                            (Signature)

                                 Doris Meyer, Assistant Corporate Secretary

                                                                                                                                                  Asia Pacific Resources Ltd.

N E W S   R E L E A S E

Asia Pacific Potash Corporation Ltd.

News Release

Asia Pacific Potash Corporation Announces

Thai Board Appointment

(Bangkok, Thailand March 25, 2004)  Asia Pacific Potash Corporation Ltd. has announced the appointment of Mr. Manas Leeviraphan to the position of Executive Chairman with immediate effect. Mr. Leeviraphan has had a distinguished and senior career with the Government of Thailand and, in 2000, was appointed Chairman, State Audit Committee, Ministry of Foreign Affairs.

Mr. Leeviraphan, who has served as Economic and Financial Counsellor, Royal Thai Embassy, Washington, has held a series of progressively responsible roles principally in the Ministry of Finance. He is a member of the State Enterprise Board of Directors, is an Alternate Governor, The World Bank-International Bank for Reconstruction and Development and Alternate Governor, The Asia Development Bank. He is also a director of INTELSAT of Washington D.C.

Mr Leeviraphan, who resides in Bangkok, holds an Honours Economics Degree from McGill University and an M.A. in Public Finance from the University of California, Berkeley.

“Asia Pacific is honoured that Mr. Leeviraphan has joined the APPC Board at this very important point in the development of the Udon Potash Project,” said John Bovard, APPC President and CEO. “We look forward to the benefit of his advice and counsel as this important project moves ahead. As Executive Chairman, his assistance in increasing the Company’s interaction with Thai officials will be invaluable.”

“I’m very pleased that Mr. Pliengsak Prakaspesat, who has served as Honorary Chairman of the Company for more than 10 years will continue in that role,” said Mr. Bovard.  Mr.  Prakaspesat is also Vice Chairman, Foreign Affairs of the

Federation of Thai Industry, Vice Chairman of the Thailand Secretariat of the International Chamber of Commerce, and President of the Thai Fertilizer and Agricultural Marketing Association.

Asia Pacific Resources holds a 90% beneficial interest in Asia Pacific Potash Corporation (APPC), the company holding the Concession covering the Udon potash deposit. The remaining 10% interest in APPC is held by the government of Thailand. Asia Pacific Resources shares are traded on the TSX as well as the Frankfurt and Stuttgart Stock Exchanges under the symbol APQ and on the OTCBB under the Symbol APQCF.

Contact: Forbes West 1-866-655-5532   forbes@sherbournegroup.ca